CONSENT OF EVANS & EVANS INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Invictus MD Strategies Corp. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Management Information Circular of the Company dated September 14, 2018 (the “Circular”), which includes reference to Evans & Evans Inc. in connection with the Fairness Opinion of Evans & Evans Inc. dated August 21, 2018.

The undersigned further consents to the filing of the fairnessopinion and the related descriptions in the Circular with the Form 40-F.

EVANS & EVANS INC.

Date: January 18, 2019